

January 10, 2014

Via E-mail
Eileen T. Nugent, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

>   **Re: NuPathe, Inc.**
>   **Schedule TO-T filed by DM Merger Sub Inc. and**
>   **Endo Health Solutions Inc.**
>   **Filed December 23, 2013, as amended December 30, 2013 and January 3,**
>   **2014**
>   **File No. 005-85616**

Dear Ms. Nugent:

    We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1.   We note the reservation of the right to transfer or assign the right to purchase shares tendered in this offer, as disclosed on page 3 in Exhibit (a)(1)(B). Please confirm your understanding that any entity to which the bidders assigns the right to purchase shares in the offer must be included as a bidder in the offer. Including additional bidders may require the bidders to disseminate additional offer materials and to extend the term of the offer.

Item 10. Financial Statements, page 6

2.   We note the contingent cash consideration offered to NuPathe stockholders. Please revise to include the financial statements required by Item 1010(a) and (b) of Regulation M-A for each bidder, or provide your analysis why such disclosure is not required. If you

believe such disclosures are not required, please revise to disclose that (i) your financial condition could deteriorate such that you would not have the necessary cash or cash equivalents to make the required payments; (ii) holders of the rights to receive payments have no greater rights than those accorded to general unsecured creditors under applicable law; (iii) the rights would be effectively subordinated in right of payment to all of the bidders' secured obligations to the extent of the collateral securing such obligations; and (iv) the rights would be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of the parent's subsidiaries. Please also disclose the possible effects of a bankruptcy filing on your payment obligations.

Item 12. Exhibits, page 4

3.   We note the numerous references in your exhibits to an "irrevocable waiver and release" resulting from the tender of shares. Please tell us how this waiver and release is consistent with Section 29(a) of the Exchange Act.

Offer to Purchase

Is it possible that I will receive more than one . . .?, page 2

4.   Please revise to clarify whether the $300 million in aggregate net sales required for the second payment includes the $100 million in net sales required for the first payment. That is, in determining whether the $300 million amount has been achieved, do you or do you not include the $100 million related to the first target? Your use of "subsequently" in the third line of text indicates that an aggregate of $400 million of net sales must occur before all payments are made; however, your other disclosure, such as on page 12, indicates that only $300 million of net sales are needed.

How will my outstanding options, equity awards . . .?, page 9

5.   Please revise to clarify how warrants and options will be treated in the offer and in the merger. The disclosures in the second and fourth bullet points seem to contradict the disclosures in the first and third bullet points.   Please include examples to assist investor understanding.

Withdrawal Rights, page 22

6.   Please disclose the withdrawal rights afforded by Exchange Act Section 14(d)(5).

Sources of Information, page 31

7.   You may not disclaim responsibility for your disclosure. Please revise the second sentence of this paragraph accordingly.

Background of the Offer and Merger, page 32

8.   Please expand your disclosure regarding the companies' "check-in" meetings between 2010 and 2013 (page 34). Why were these meetings held? What type of information did NuPathe share with Endo? Were the meetings subject to any confidentiality agreement?

Certain Projected Financial Information of NuPathe, page 38

9.   Please tell us why the numbers in the table differ from the numbers in the Company Stand-Alone Forecast on page 26 of NuPathe's Schedule 14D-9. If the difference relates to the different product launch dates noted, please tell us why the launch dates for each set of projections is different.

10.   We note you state that the projections provided to you "included" the disclosed non-probability adjusted forecasts. Please disclose all of the projections given to you by NuPathe, in full.

11.   We note that the projections are "non-GAAP." Please revise to include the disclosures required by Rule 100 of Regulation G. Also disclose the material assumptions made in preparing the financial projections.

Contingent Cash Consideration Agreement, page 52

12.   To the extent available, please update your disclosure relating to entering into the agreement.

13.   Refer to the disclaimer at the end of the second paragraph. Please confirm that you have included all material information regarding the agreement in the offer document provided to security holders. Alternatively, revise your disclosure to include all such material information.

Source and Amount of Funds, page 54

14.   If there are no alternative financing arrangements or plans, please revise to state so directly. See Item 1007(b) of Regulation M-A.

Conditions of the Offer, page 55

15.   The last sentence of this section suggests that once an offer condition is triggered, the company must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. You may not, as this

language implies, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding.

Appraisal Rights, page 59

16.   Your disclosure may not be qualified by reference to statutes, as you do here. You must provide the disclosure to security holders in the offer document. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Adviser
Office of Mergers & Acquisitions